Exhibit 99.1

Annual Review and Summary
Financial Statement 2003

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					Constant Currency		[1]

Financial highlights						Growth % excl.	[3]
				Reported		Acquisitions &
		2003	2002	Growth %	Growth %	Disposals

Turnover	£m	6,441	5,298	+22	+22	+2
Underlying Operating Profit	£m	1,052	983	+7	+10	-1
– Goodwill/intangibles amortisation	£m	(129)	(64)
– Operating exceptional items	£m	(224)	(53)

Group Operating Profit	£m	699	866	-19	-13	-11

Profit Before Tax	£m	564	830	-32
Underlying Profit Before Tax[2]	£m	922	935	-1

Basic EPS	p	18.2	27.4	-34
Underlying EPS[2]	p	32.0	32.0	–	+2	+2
Dividend per share	p	12.0	11.5	+4

1	Constant currency growth excludes the impact of exchange rate movements during the year.
2	Both underlying profit before tax and underlying earnings per share (EPS) include associates and exclude goodwill/intangibles amortisation and exceptional items.
3	The contribution from acquisitions equates to the first 12 months’ impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date, it is included with the base business results.

Our responsibilities p28 We have always believed that good values and good business go hand in hand.
Our shareowners p39 Key information for our shareowners.
Our board – their report and remuneration p32 Profiles of our Board, our Corporate Governance Statement and a summary of the Board’s remuneration.	Our people p30 Our performance depends, more than anything else, on our people.

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2003 highlights
•	Stronger US carbonates performance in second half, led by Dr Pepper
•	Record market share and profits at Cadbury Trebor Bassett
•	Major organisational change completed
•	Acquisition of Adams, with performance during the year being in line with the acquisition case
•	Fuel for Growth programme beginning to deliver

Our year p2 Our Chairman John Sunderland summarises the main events in a pivotal year for Cadbury Schweppes.

Our company p4 An overview of how our company is organised for great growth and efficiency.

Our results p18 Our CFO David Kappler presents our summary financial review and financial statements.	On track and delivering p6 A year on from the Adams acquisition, we have made substantial progress.

Our performance p12 Reviews of how our five regional operating units have done in 2003.	Food and life p8 Our Chairman John Sunderland addresses the major industry issue this year: obesity.

Our strategy p10 Our CEO Todd Stitzer outlines where we’re going and how we’re going to get there.
2003 Annual Review Cadbury Schweppes	1

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Nearly eight years ago we embarked on our Managing for Value journey, the governing objective of which is superior growth in shareowner returns.

During that time we have transformed our competitive standing and prospects through a series of evolutionary steps, culminating in our achievement of a leadership position in the global confectionery industry. This fits well with the enhancement of our regional beverage businesses in previous years.

In that journey 2003 proved to be a pivotal year. During it we appointed a new Chief Executive Officer, Todd Stitzer; undertook a significant business and management reorganisation; completed the Adams acquisition, the largest Cadbury Schweppes has ever made; and set out our strategy and plans for the next four years.

The scale of these changes presented a significant agenda and the new management team has shown resilience in responding so effectively to them. We ended the year with an improving performance trend and have had an encouraging start to 2004.

Results
In 2003 turnover grew 22% to £6.4 billion with the growth mainly reflecting a first 9-month contribution from Adams.

Excluding acquisitions, base business turnover grew by 2% with growth in the second half being slightly higher than the first, driven by a stronger fourth quarter.

Underlying profit before tax[1] was £922 million, up 1% at constant exchange rates.

Underlying earnings per share[2] at reported rates was unchanged at 32.0 pence. However, in constant currency it was up 2%.

These results were broadly in line with our expectations in what we knew would be a transitional year.

Business reorganisation
These results were pleasing against the backdrop of a major reorganisation into five regions. The new regions are Americas Beverages, Americas Confectionery, Europe, Middle East and Africa, Europe Beverages, and Asia Pacific. This reorganisation allows us to reduce costs, streamline decision making and facilitate “working better together”.

Integrating Adams
We owned the Adams business for nine months of the year – integrating it rapidly and effectively around the world. I am pleased to say that the business is performing in line with the acquisition case. Already, Adams’ leading brands Halls, Trident, Dentyne and The Bubbas are being sold through many of our existing routes to market and Cadbury Schweppes brands are being gradually introduced into the many new markets that the Adams acquisition opened up for us.

Accounting for our people
Our people have been an even more critical component of our success in 2003 in their support for our huge change agenda. For the first time we are including a dedicated review of our people and our investment in their development. It reflects our commitment to the Accounting for People standards developed by the UK government’s Task Force on Human

1 operating profit before tax excluding exceptional items and goodwill/intangibles amortisation.
2 basic earnings per share excluding exceptional items and goodwill/intangibles amortisation.

2	2003 Annual Review Cadbury Schweppes

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Capital Management. We believe this is a useful addition to effective reporting.

Responsibilities in society
In Cadbury Schweppes corporate and social responsibility has always been a fundamental part of our business philosophy. We feel this as keenly today as ever – whether in our responses to new challenges facing our industry or getting a personally signed commitment from every manager in the business to the upholding of ethical standards.

The Board
The new Board has paid particular attention to the quality of governance, scrutinising decision making and ensuring transparency.

Roger Carr in the UK, and Rick Braddock in the USA, led a consultation among major shareholders on remuneration and contractual employment changes being recommended by the management and supported by the Remuneration Committee. These proposals will be put to the AGM for shareowner approval.

David Kappler, our Chief Financial Officer, retires from the Board in April and the business in June, after 38 years’ service. I would like to take this opportunity to record the Board’s and my own appreciation of his contribution across a wide range of issues during this period. In David’s place we have been fortunate to secure someone of Ken Hanna’s vast experience in both public and private business.

Dividend
The Board is recommending a final dividend of 8.35 pence, giving a 4% increase to 12.0 pence for the year as a whole.	Outlook
Although 2003 was challenging, our major businesses ended the year in good shape, delivered results in line with expectations, and have made an encouraging start to 2004.

Whilst we have a continuing set of programmes to implement in 2004, I believe that our performance in 2003 demonstrates we have a management team capable of delivering an ambitious agenda and focused on delivering value for shareowners.

John Sunderland Chairman

2003 Annual Review Cadbury Schweppes 3

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Organised for great growth and efficiency

We are organised around five regional operating units supported by five global functions in order to give our focus on growth and efficiency the strongest possible structural foundation. The leader of each region and function sits on the Chief Executive's Committee (CEC). This governing body is responsible for driving our integration, growth and efficiency programmes.

Global functions

The five global functions are:		The functions have both a Group headquarters and a regional presence, which allows us to drive world-class performance throughout all of the regions. We achieve this through co-ordination, process ownership and talent management, with clear accountability for ensuring the delivery of commercial and financial targets.
•	Human Resources
•	Legal
•	Finance
•	Supply Chain
•	Commercial Strategy
The functions also monitor the performance of local functional teams, to ensure that global targets are being met and global processes followed.

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Regional units
Americas Beverages
Our beverage operations in the Americas include businesses in the US, Canada and Mexico where we sell a broad range of refreshment beverages from carbonated drinks to fruit juices, iced teas and water. Dr Pepper, 7 UP and Snapple are our biggest brands, with other important brands including Hawaiian Punch, Sunkist, A&W, Mott’s and Clamato.

Americas Confectionery
Our confectionery position in the Americas has been transformed by the acquisition of Adams. We now operate in all of the major countries across the region including the US, Canada, Mexico, Argentina and Brazil. We are the number one gum business in the region with a 45% market share. Key brands include Halls, Trident, Dentyne, Clorets, Chiclets, Bubbaloo, Cadbury, Swedish Fish, Sour Patch Kids, Bubblicious and Beldent.

Europe, Middle East and Africa (EMEA)
The EMEA region includes all of the Group’s interests in the African and Middle Eastern markets and the European confectionery market including Russia. The UK is our single largest confectionery business in the region. Other important markets include France, Poland, Spain, Turkey, Egypt and South Africa. Cadbury, Wedel and Poulain are our main chocolate brands. Key sugar brands include Halls, Maynards and Trebor and in gum our brands include Hollywood, Trident and Stimorol.

Europe Beverages
Our main beverage markets in Europe are Spain, France and Germany where we sell a range of carbonated and still drinks. Schweppes and Orangina are sold across the region. Local brands include Oasis in France, La Casera and Trina in Spain and Apollinaris in Germany.

Asia Pacific
This region comprises confectionery operations principally in Australia, New Zealand, Malaysia, Indonesia, India, Japan, Thailand and China and a beverage business in Australia, Schweppes Cottee’s.

In confectionery, in addition to selling Cadbury branded products, we also sell products under the Trebor brand in Australia, the Sportlife brand in China; the Halls, Trident and Clorets brands in Japan and Thailand; and the Bournvita and Halls brands in India. In the Australian beverages market our main brands are Schweppes and Cottee’s.

2003 Annual Review Cadbury Schweppes	5

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Adams has transformed our confectionery business. We now have the number one or two position in practically half the key markets around the world (Euromonitor 2002), increased scale and an unrivalled combination of broad product range, geographic reach and strong routes to market.

Americas Confectionery
Adams has brought significant operations in the US, Canada and Central and Latin America focused on gum, medicated confectionery and mints. The Adams power brands – Halls, Trident, Dentyne and Bubbas – are key assets with strong brand equity and tightly defined consumer positionings.

Adams is the market leader in gum with a 45% share across the region and a significant position in every geography. Likewise, Halls is the market leader in the mints and medicated confectionery sector in the Americas.

We have successfully created a new Americas Confectionery region, combining the Adams businesses with the existing Cadbury Schweppes operations and setting up a new regional head office in Parsippany, New Jersey.

We have integrated the commercial functions in Canada, the US, Mexico and Argentina and, in the second half of the year, we transferred Cadbury Schweppes products into the Adams routes to market in the US and Mexico.

New IT systems have been installed in a number of Latin American countries, allowing us to combine back office functions. We will fully integrate the businesses in the US and Canada as we move off the Pfizer information systems – in the second half of 2004 for the US and in early 2005 for Canada.

Manufacturing rationalisation in the region has also begun. In October, we announced the closure of one of three manufacturing facilities in Brazil.

EMEA
In the EMEA region, Adams has brought us strong brands such as Trident, Halls and Vita C. It has also strengthened our footholds in a number of markets, including Spain, Portugal and Greece, and added new positions in markets such as Lebanon and Morocco.

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We have completed the integration of the Adams businesses in the UK, Ireland, Portugal, Greece, and South Africa. The business in Spain will be integrated in early 2004 and in Egypt we have recently combined the sales functions and outsourced distribution.

Asia Pacific
In the Asia Pacific region there is limited overlap between Adams and our other operations.

We have completed the integration in Japan and in India. The combined business in Japan is performing strongly, boosted by the launch of new products during the year. In India, Halls, Clorets and Bubbaloo will increase our offering in the significant sugar candy market.

Adams has also given us an exciting foothold in Thailand, where we hold the number one position in gum.

We are distributing Adams products through existing Cadbury Schweppes distribution systems into new outlets and markets. We have increased the availability of Halls in the UK and Ireland; introduced the Halls and Vita C brands into Denmark, Poland, the Czech Republic and Hungary; and launched Bubbas bubble gum in Nigeria alongside our highly successful Tom Tom medicated candy brand.

In October, we announced the closure of the large Halls plant in Manchester. Production will transfer to other facilities within the Group.

2003 Annual Review Cadbury Schweppes	7

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Our industry Chairman John Sunderland addresses the major industry issue this year: obesity

Working together to create brands people love takes real insight into our consumers and a genuine concern for the things that affect them.

Recently, considerable public attention has been given to diet and health, and particularly the rise in obesity. This is an issue which impacts upon the entire food chain and we, as part of the manufactured food sector, are determined to play our part in tackling it in the interests of our consumers, our business, our shareowners and society as a whole.

FINANCIAL TIMES

John Sunderland believes there should be a task force including government and industry to deal with obesity, writes Adam Jones

John Sunderland is preoccupied by obesity to an extent belied by his own trim frame.

As president of the Food and Drink Federation, it is his task to stop food manufacturers getting blamed for their customers' paunches.

Mr Sunderland has two [illegible] seems to ponder [illegible] that does not have just one trigger and consumers exercise more free will in their choice of diet than some give them credit for, according to Mr Sunderland. "What you find when you talk to consumers is that they understand the issues. It is like a lot of things in life. People understand th[illegible] things."

food and

Getting to the heart of obesity
As a nation our average weight has been gradually increasing over the past two decades. Research* in the UK implies that average calories consumed have not increased. What has changed appears to be the nature of our diet (for example, far greater consumption of energy-dense food outside the home in fast food outlets and the like) and a gradual shift to a more and more sedentary lifestyle.

The fact that we are an increasingly sedentary society is particularly pertinent for children. When cars were more expensive and dangers on the street were viewed as fewer, children walked to school and played outside. This contrasts vividly with today when the great majority of our children spend much of their time in front of the television or playing with computer games.

Despite this it is not clear why some people have a greater propensity to put on weight than others. For example, the contribution made by genetic and psychological factors is not clearly understood.

*National Diet & Nutritional Survey	The causes of obesity are complex and multi-factorial. Against this backdrop it is essential that a scientifically derived consensus is reached so that the proper remedies to counter these trends are adopted.

At the simplest level each individual’s lifestyle needs to be balanced. Or put even more simply – calories ‘in’ have to match calories ‘out’. This requires a long-term approach to informing and educating all consumers of the need to take personal accountability, to find their own combination of diet and activity which will create that necessary balance.

We think it is essential that all interested parties work together to tackle obesity based on agreed and authenticated scientific evidence. If this does not happen there is a danger that focus on minor contributory factors will divert attention from examination of the real causes. We would as a society then be seen to be “doing something” but may well miss the critical factors. We would be at risk of looking back on society’s efforts in the future and seeing that nothing of substance had changed.

The challenge for the food industry is how – collectively and individually – we can play a role in this process.

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A contribution to make
As one of the key stakeholders, we have a responsibility to help and are well positioned to do so. Our name and our brands are trusted by consumers. We understand them and connect with millions of them on a daily basis.

We know from extensive research that consumers understand the role of confectionery and how to enjoy it sensibly. This is in part because for years our products have been labelled with their calorific content. Furthermore, from an early age we are taught that confectionery is a treat and this is rarely abused. For these reasons confectionery consumption has not followed the obesity curve. Our research shows that obese people do not eat more chocolate than average weight people in the UK and that all confectionery makes up less than 2% of the average diet.

This is something to learn from. It shows that proper labelling and education on how to consume can impact on our eating habits. Sadly we haven’t yet applied this learning to the fastest growing consumption area – out of home eating – which has grown by £10 billion in the UK alone over the last 10 years. People there eat out on average three times a week and yet have no means of knowing how many calories they consume.

The other key learning is the importance of helping consumers to enjoy our products in appropriate amounts. We make all of our products available in a range of sizes and varieties designed to meet all needs and all occasions. In soft drinks we have a large range of diet brands within a balanced portfolio which also includes juice and water drinks.

In addition, we are conducting a thorough review of our packaging and labelling to see how we can provide even more guidance on lifestyle balance to our consumers.

Beyond these actions we are also committed both as a company and within our industry to working with other interested parties to explore further steps we can take to aid longer term plans for communicating the importance of a balanced lifestyle.

Any such plans must be agreed within a collective framework and we have called for a joined-up approach to their development involving government, health professionals, educators, parents and the food chain industry. In this way we should get real progress on this complex but very important question.

Food for thought

•	We leading increasingly sedentary lives. As example, activity levels in the UK are around 50% below government recommendations with a 400% increase in children being driven to school since the 1970s.

•	Expenditure on eating out and takeaways in the UK, where little or no nutritional information is available, has doubled since 1992 – up by £10 billion.

•	Evidence to date shows there is no direct correlation between confectionery consumption and obesity levels Confectionery consumption in Sweden, for example, is much higher than in the USA (18kg/head compared with 11kg/head), but obesity levels are much lower (11% of adults with BMI* over 30 compared with 23%)

*Body Mass Index.

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Where we’re going and how we’re going to get there
Todd Stitzer, CEO, outlines the Cadbury Schweppes strategy

1
2
3
4
5
6
7
SANS SUCRE
HOLLYWOOD
TONIC

Our Strategy

Dr Pepper

In recent years we have "dared greatly" in terms of the size and speed of our acquisition and change programmes. In the years ahead, we will "deliver greatly" by aggressively managing down our costs via our Fuel for Growth strategy to become much more competitive with our FMCG peers and reinvesting a significant proportion of these savings in well designed and well executed growth plans as part of our Smart Variety commercial strategy.

Five goals	Ten priorities
• Deliver superior shareowner performance	• Deliver annual contract • Execute Fuel for Growth
• Profitably and significantly increase global confectionery share	• Integrate Adams and Beat the Model • Execute Smart Variety
• Profitably secure and grow regional beverages share	• Integrate North America Beverages • Further integrate Europe Beverages
• Ensure our capabilities are best in class	• Ratchet up innovation • Hone people and systems capabilities
• Reinforce reputation with employees and society	• Motivate, Develop & Reward people • Continue high CSR standards

10 2003 Annual Review Cadbury Schweppes

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CEC Members Regional Heads	Functional Heads
We are committed to delivering superior business performance
1. Matt Shattock, Americas Confectionery 2. Andy Cosslett, EMEA 3. Rajiv Wahi, Asia Pacific 4. Marie-Bernard Trannoy, Europe Beverages 5. Gil Cassagne, Americas Beverages	6. Matthew Litobarski, Supply Chain 7. Nick Fell, Commercial Strategy 8. Bob Stack, Human Resources 9. David Kappler, Finance 10. Mike Clark, Legal	For us, this means delivering over the period 2004-2007:
		–	turnover growth of between 3% and 5% per annum at constant currency;
		–	underlying operating margin growth (prior to associates, exceptional items and goodwill/intangible amortisation) of between 50 and 75 basis points per annum at constant currency;
–	free cash flow totalling £1.5 billion over the four year period.

We want to be up there with the very best
In delivering greatly, our ambition is to be judged as one of the very best companies in the world. The very best consistently deliver superior shareowner returns and they do it by delivering superior business performance. The very best companies have the very best people, people with the capabilities and will to achieve that superior business performance. The very best people want to work in a rewarding company and, for many, a company that also has the very best reputation for social responsibility.

To get there, we are going to stretch ourselves
To achieve our ambition, we have set ourselves five stretching and mutually reinforcing goals for the next four years. Each goal has two priorities to ensure we focus our heads and hearts on carrying out the most crucial tasks needed to rapidly achieve the goal. From time-to-time the priorities may change, but the goals will remain constant.

We are going to deliver superior shareowner returns
Our first and most important goal is to deliver superior shareowner returns on the back of superior business performance. This was, and is, the main focus of our Managing For Value discipline to which we remain absolutely committed. Our first priority in achieving this goal is to deliver our annual contract year after year. Our second priority is to execute our Fuel for Growth initiative. We’re targeting a 10% reduction in headcount, and a 20% reduction in factories, to drive top line growth via increased investment in marketing and innovation. Fuel for Growth is self-funding. The value of improvements in our cost base will more than offset the related capital expenditure and restructuring involved in enabling us to work better together – more efficiently with more flexibility.

We are going to significantly increase our confectionery share
Our second goal is to profitably and significantly increase our share of the global confectionery market. Our top priority here is to integrate Adams and, as you’ll see on pages 6 and 7 in this Annual Review, we are doing just that. Our second priority is to execute our key commercial strategy, Smart Variety. In essence, Smart Variety provides us with the decision rules and processes to leverage the unique and distinctly advantageous combination of our broad range of products, their geographic reach and strong routes to market. We plan to use it cleverly and consistently as a strategic model to drive growth and financial results equal to or better than the best of our competitors over the medium and long-term.

We are going to secure and grow our beverages share
Our third goal is to profitably secure and then grow our share of the regional beverages markets in which we have chosen to participate. In each market we have made significant acquisitions over the last three years but have not integrated these acquisitions as fully as we could have. So, to prepare the ground for applying Smart Variety here, our priorities are to integrate our American beverage businesses into one, and to complete the integration of our European beverage operations – enabling us to work better together.

We are going to ensure our capabilities are best in class
Our fourth goal is to ensure our capabilities are best in class – nowhere more so than when it comes to innovation, the oxygen of growth for a Fast Moving Consumer Goods (FMCG) company. Our top priority is to ratchet up our capability to innovate and we’ve set an internal target of 15% of turnover to be generated from innovation by 2007. Our second priority is to ensure our people and systems capabilities are best in class. This is a natural and essential priority for us – we need the very best people and systems to deliver our ambitious cost reduction and growth agenda.

We are going to reinforce our reputation internally and externally
Our fifth and final goal is to reinforce our reputation with employees and society. To this end, our priorities are to ensure that we motivate, develop and reward people for superior performance and that we continue our high standards of philanthropic and commercial Corporate Social Responsibility (CSR). In working better together with communities, suppliers, customers, governments, non-governmental organisations and employees around the world, we will build upon our strong heritage and values in this regard.

We are going to deliver greatly
We want Cadbury Schweppes to continue to be a company that people trust and admire, a company that people want to work for, do business with, buy from and invest in. Our shareowners have entrusted us with significant amounts of their capital. They expect superior returns. To live up to their expectations and realise our ambitions, we are working better together and are focused, energised and determined to achieve our five goals – to deliver greatly.

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Our performance – regional reviews

Americas Beverages	Improving the performance of carbonates
The performance of our carbonated soft drinks portfolio improved steadily throughout the year, led by Dr Pepper in the US. This revitalisation was the result of focused activity across the board: better sales execution by our newly motivated bottlers, better marketing programmes targeted at our core consumers, greater focus on diet products and a turnaround in the important fountain business. After a weak first half performance in the fountain and food service channel, Dr Pepper finished the year growing ahead of the market. We also saw 9% growth in our total diet portfolio.

In 2003 we:
	•	Weathered exceptionally challenging market conditions
	•	Carried out a fundamental restructuring of the region’s operations
	•	Delivered respectable sales and profit performance

Americas Beverages reported underlying operating profit* of £532 million on turnover of £1,814 million. Exchange rate movements reduced reported turnover by 8% and underlying operating profit by 9% (£174 million and £50 million respectively). At constant exchange rates, turnover and underlying operating profit were in line with 2002. Acquisitions (mainly Nantucket Nectars) were neutral to underlying operating profit.	A mixed year for non-carbonates
After a number of years of strong performance, our non-carbonates had a mixed 2003. Demand in our core categories was weak, particularly in our Northeast US heartland where Snapple sales in the high margin convenience channel were adversely affected by the cold, wet weather. In addition, we decided to reduce stock levels in Snapple’s distribution network in the third quarter. Building on the success of our new carbonates programmes and looking ahead to 2004, we plan to embark on a multi-year programme to revitalise our non-carbonates performance, with a particular focus on Snapple.

In the US, the world’s and our biggest market, we faced exceptional challenges. Unseasonably cold, wet weather, weak consumer demand and the need to transfer around one quarter of our 7 UP volumes into a new distribution system all put pressure on our performance.

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Overall, profit margins in the second half were squeezed by an adverse product mix in our non-carbonates business, the costs of preparing for a major new IT system in 2004, and continued inflation in employee and raw material costs.

Focusing on growing our profitable brands
The fall in underlying operating profit before acquisitions is a direct result of actions taken in the first half to reposition our Canadian business. These actions paid off in the second half when the business benefited from renewed focus on the profitable elements of its portfolio – branded products – and greater discipline on trade spend.

Stani in Argentina continued to perform strongly throughout the year.

Gaining momentum
The Adams businesses overall performed in line with expectations, with signs of a steady increase in momentum in the second half. This was driven by successful new product development and power brand relaunches, notably Dentyne Fire in the US and Trident White in Canada.

Adams Mexico maintained strong sales and profit momentum throughout the year and Halls delivered strong results in nearly all markets.

* (operating profit before goodwill/intangibles amortisation and exceptional items
   – see table on page 21 for details)

Americas Confectionery

In 2003 we:
•	Repositioned our Canadian business to good effect
•	Started reaping the rewards of buying Adams
•	Developed new products and relaunched power brands

Americas Confectionery reported underlying operating profit* of £95 million on turnover of £871 million. US dollar weakness reduced turnover by 1% (£3 million) and underlying operating profit by 7% (£1 million) compared with 2002. At constant exchange rates, turnover grew by £641 million (275%) and underlying operating profit by £81 million, reflecting the significant first time contribution from Adams’ businesses in the Americas. Excluding the impact of acquisitions, turnover grew by 1% and underlying operating profit fell by 13% at constant currency (£2 million).

lot better

With the launch of Dentyne Fire in the US and the relaunch of Trident White in Canada, we're stabilising market share in our core gum markets.

Dentyne
fire

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Our performance – regional reviews continued
EMEA		operating profit by 8%. Excluding the impact of acquisitions (Dandy, Kent and Adams EMEA), turnover and underlying operating profit grew by 4% at constant currency.

In 2003 we:
•	Overcame the challenges of an exceptionally hot summer	It was another good year for the region, despite some of the hottest summer temperatures on record in Western Europe. The hot weather affected volumes, particularly in the UK, Ireland and France, reducing our turnover in the region by at least £15 million. Margins during the year were squeezed by higher costs relating to the relaunch of Cadbury Dairy Milk in the UK and higher raw material costs.
•	Delivered strong performances in our biggest businesses
•	Regained leadership of the French chewing gum market

Continued progress in the UK
Cadbury Trebor Bassett maintained the strong momentum seen in 2002, generating record turnover, up 7%, underlying operating profit and market share. We ended 2003 with a 30.1% confectionery market share, an increase of 40 basis points on last year. Key drivers included strong Easter and

Our EMEA region reported underlying operating profit* of £308 million on turnover of £2,117 million. The strong euro increased turnover by 3% (£54 million) and underlying operating profit by 2% (£6 million) compared with 2002. At constant exchange rates, turnover grew by 15% and underlying

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Christmas sales and the successful relaunch of our Cadbury Dairy Milk chocolate range in the UK, which saw sales increase by 13% compared with 2002. Maynards and Trebor also performed strongly.	Our Russian business was restructured in the first half with the integration of Dandy. While trading conditions remained challenging, performance improved significantly in the second half.

Moving forward in France	The Adams effect
In France, we regained leadership in chewing gum by focusing on our major Hollywood brand and launching a range of successful sugar-free products. Our moulded chocolate share also grew, driven by the relaunch of Poulain.	The integration of the Adams businesses in the region has gone exceptionally quickly and well – notable successes being Halls as it moved into our UK selling network and gum in Spain where our gum market share grew in the second half.

Excellent results elsewhere	* (operating profit before goodwill/intangibles amortisation and exceptional items
Africa and the Middle East again delivered strong profit performance led by South Africa and Egypt with Cadbury ranges tailored to key local price points continuing to drive growth in this region.	– see table on page 21 for details)

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Our performance – regional reviews continued
Europe Beverages		Weather aside, we saw strong performances from Schweppes across the region, particularly in Spain where new packaging boosted sales growth in the hotel and restaurant trade. In France, our diet carbonates portfolio outperformed a segment growing at 30% in 2003, driven by brands such as Orangina, Schweppes Agrum and Schweppes Lemon.

In 2003 we:
•	Boosted sales in all our key businesses
•	Outperformed a number of markets
•	Continued to reorganise to reduce costs and improve customer service	In Germany, Apollinaris & Schweppes outperformed a market severely affected by the government’s introduction of mandatory deposits on non-returnable packaging. Volumes were ahead of 2002 and the business is investing in extra returnable capacity to satisfy strong demand.

Reorganising for success
Europe Beverages reported underlying operating profit* of £120 million on turnover of £692 million. The strong Euro boosted turnover by 9% (£53 million) and underlying operating profit by 10% (£11 million) compared with 2002. At constant exchange rates, turnover grew by 17% and underlying operating profit by 5%. Excluding the impact of acquisitions (Apollinaris & Schweppes), turnover grew by 3% and underlying operating profit fell by 2% at constant currency.		In France, we merged the sales and administration functions of Schweppes and Orangina and closed a factory in Fergesheim. In early February 2004, we agreed to enlarge our existing bottling operations with San Benedetto to include our principal Orangina manufacturing assets. This will bring all our soft drinks in France under one stronger organisation running bottling and logistics together, helping us reduce costs and provide a better service to customers.

Boosting sales in the second half
Following a slow start to the year in generally weak markets, record summer weather in the second half helped to boost sales in all our key businesses, particularly in France, Spain and Germany. However, our profits were affected by the cost of contracting out production to meet demand in the peak summer months.		In Spain, we closed our Logroño bottling facility, transferring production to Toledo.

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Asia Pacific

Bouncing back
The business recovered strongly in the second half, driven by improvements in our Australian confectionery and food & beverage operations. In Australian confectionery, we extended our market leadership position with record second half turnover, reflecting strong performances from our core chocolate brands and new product development.

The food & beverage business benefited from a steady recovery in its impulse account base and reinstated promotional activity in the grocery channel. This saw year-on-year soft drink share gains.

Looking for opportunities
In Asia, China continues to represent a major opportunity for us but is also a difficult market. Our business in China recorded losses of £6 million in 2003, a modest improvement on 2002. The performance of our business in India was significantly affected by industry-wide concerns over retail storage conditions in the fourth quarter.

Our newly acquired Adams businesses in Thailand and Japan delivered strong results and steady market share increases underpinned by new product launches in Japan and the continued success of Trident and Dentyne in Thailand.

*   (operating profit before goodwill/intangibles amortisation and exceptional items
– see table on page 21 for details)

In 2003 we:
•	Tackled tough challenges across the region
•	Delivered strong performance in the second half of the year
•	Achieved record volumes and share in Australian confectionery

The Asia Pacific region reported underlying operating profit* of £128 million on turnover of £937 million. The strong Australian dollar increased turnover by 7% (£52 million) and underlying operating profit by 8% (£9 million) compared with 2002. At constant exchange rates, turnover grew by 20% and underlying operating profit by 4%. Excluding the impact of acquisitions (The Natural Confectionery Company, Adams Asia Pacific), turnover grew by 4% and underlying operating profit fell by 9%.

A difficult first half
The fall in underlying operating profit reflected a combination of adverse factors arising in the first half of the year. These included trade de-stocking in the first quarter, the impact of raw material price increases on our Australian confectionery business and disruption in our food & beverage business following a difficult IT implementation at the end of 2002.

to the challenges

From beverages in Germany to confectionery in Australia, we delivered a resilient performance in tough markets.

Eclairs

2003 Annual Review Cadbury Schweppes	17

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Summary financial review and financial statements

						Constant Currency			[1]

								Growth % excl.
				Reported				Acquisitions &
		2003	2002	Growth	%	Growth	%	Disposals	[3]

Turnover	£m	6,441	5,298	+22		+22		+2
Underlying Operating Profit	£m	1,052	983	+7		+10		–1
– Goodwill/intangibles amortisation	£m	(129)	(64)
– Operating exceptional items	£m	(224)	(53)

Group Operating Profit	£m	699	866	–19		–13		–11

Profit Before Tax	£m	564	830	–32
Underlying Profit Before Tax[2]	£m	922	935	–1

Basic EPS	p	18.2	27.4	–-34
Underlying EPS[2]	p	32.0	32.0	–		+2		+2

1	Constant currency growth excludes the impact of exchange rate movements during the year.
2	Both underlying profit before tax and underlying earnings per share (EPS) includes associates and exclude goodwill/intangibles amortisation and exceptional items.
3	The contribution from acquisitions equates to the first 12 months’ impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date, it is included with the base business results.

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Turnover in 2003 was £6,441 million. This was £1,143 million, or 22%, higher than in 2002. The net effect of exchange movements during the year was to decrease reported turnover by £18 million.

The impact of acquisitions, net of disposals, increased turnover by £1,050 million. The most significant contributors to growth from acquisitions were Adams, Dandy, Kent and Apollinaris & Schweppes. Base business turnover grew 2%, driven by the EMEA region, especially Cadbury Trebor Bassett.

Underlying operating profit (operating profit before goodwill/intangibles amortisation and exceptional items) was £1,052 million. This was £69 million or 7% higher than in 2002. At constant currency the growth was 10%. The base business declined by 1% and the full-year impact of acquisitions, net of disposals, contributed 11% (£108 million), primarily from Adams and Apollinaris & Schweppes. Currency movements had a £25 million (3%) adverse impact on underlying operating profit, with US dollar weakness more than offsetting strength in the Euro and Australian dollar.

Group operating profit was down £167 million (19%) compared to 2002. This was driven by higher goodwill/intangibles amortisation and exceptional restructuring costs, both of which increased as a result of the Adams acquisition.

Profit before tax fell by 32% to £564 million, reflecting higher operating exceptional costs (relating to restructuring), and goodwill/intangibles amortisation, as well as higher interest charges resulting from the increased level of debt following the acquisition of Adams and other 2002 acquisitions. Underlying profit before tax was £922 million, 1% lower than last year at actual currencies, but up 1% at constant exchange rates.

Earnings per ordinary share	2003	2002
	p	p

Basic earnings per share	18.2	27.4
Goodwill/intangibles amortisation	6.4	3.2
Operating exceptional items	11.1	2.6
Non-operating exceptional items	0.3	(0.6)
Effect of tax on above items	(4.0)	(0.6)

Underlying earnings per share	32.0	32.0

Basic earnings per share fell by 34% to 18.2 pence, principally reflecting the increase in exceptional items and goodwill/ intangibles amortisation arising on acquisitions.

Underlying earnings per share (earnings before goodwill/intangibles amortisation and exceptional items) remained constant at 32.0 pence in reported currency. At constant currency, the base business grew underlying earnings per share by 2%. Acquisitions, net of disposals, diluted full year earnings per share by 0.1p (0.3%).

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Summary financial review and financial statements – continued

The Fuel for Growth programme
In mid-2003, the Group began to implement a major four year cost reduction initiative with the aim of cutting direct and indirect costs by £400 million per annum by 2007. Significant activities in 2003 included the coming together of the beverage businesses in North America, commercial and back office savings arising from the integration of Adams and confectionery supply chain optimisation in Europe. The Group realised gross cost savings before reinvestment in growth related activities, of £25 million in 2003 and expects to realise an additional gross cost saving of £75 million in 2004.

This programme was the main driver of the increase in the charge for operating exceptional costs from £53 million in 2002 to £224 million in 2003.

Integration of Adams
In March 2003 the Group acquired the Adams business from Pfizer Inc. for £2.7 billion. The intangible that arose on this acquisition was £2,435 million, and this has been split between brands (£1,004 million) and goodwill (£1,431 million). Adams is a branded global confectionery manufacturer of gum and medicated sweets.

The 2003 accounts included 39 weeks of trading during which the business had underlying operating profit (operating profit before goodwill/intangibles amortisation and exceptional items) of £95 million on turnover of £865 million.

Key highlights in respect of Adams are as follows:

• Adams was slightly dilutive to 2003 underlying earnings, which was ahead of the acquisition case projections partly due to lower financing costs.
• The growth engines in Latin America continued to perform well.
• The performance of the base business is beginning to improve, notably through more stable gum share performances in the US and Canadian markets.

•	The Group began to capture revenue synergies, particularly as Adams’ products are distributed through the existing routes to market in EMEA.
•	The Adams integration programme is on track and the Group expects to deliver in line with expectations in 2004.

Performance Measurement
From 1997 to 2002 the Group had three external performance measurement targets as follows:

•	underlying earnings per share growth of at least 10% per annum at constant currency;
•	free cash flow of £300 million per annum (£150 million from 1997 to 2000); and
•	top quartile shareowner return against a range of other FMCG companies.

However, at the start of 2003, the Group publicly stated that these targets would not be met in 2003, since the year would be one of transition as the Group acquired and integrated the Adams business, which was expected to be earnings dilutive in 2003.

Going forward the Group remains committed to generating superior shareowner returns and in pursuit of this goal has set three external financial performance goals for the 2004 – 2007 period. These are:

•	turnover growth of between 3% and 5% per annum at constant currency;
•	underlying operating margin growth (prior to associates, exceptional items and goodwill/intangibles amortisation) of between 50 and 75 basis points per annum at constant currency; and
•	free cash flow totalling £1.5 billion over the four year period.

Marketing
Total marketing expenditure in 2003 was £702 million, an increase of 28% (2002: £547 million) and an increase of 30% at constant exchange rates. This represents a marketing to turnover ratio of 10.9% compared to 10.3% in 2002, with the increase being due to the acquisition of Adams, which had a higher marketing to turnover ratio.

Prior to acquisitions, the marketing to turnover ratio was 9.9%, with the year-on-year reduction reflecting the combination of exchange rate movements and lower spend during periods of unfavourable weather conditions in Americas Beverages and EMEA.

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Analysis of Regional Results		Exchange	Acquisitions/	Base business
	2002	effects	disposals[1]	growth	2003
	£m	£m	£m	£m	£m

Turnover – Continuing Operations	5,298	(18)	1,050	111	6,441

Change %		–	20	2	22

Underlying operating profit[2]
Americas Beverages	585	(50)	–	(3)	532
Americas Confectionery	15	(1)	83	(2)	95
EMEA	280	6	11	11	308
Europe Beverages	104	11	7	(2)	120
Asia Pacific	114	9	15	(10)	128
Central	(115)	–	(8)	(8)	(131)

Underlying operating profit	983	(25)	108	(14)	1,052

Change %		(3)	11	(1)	7

Goodwill/intangibles amortisation	(64)	2	(67)	–	(129)
Operating exceptional items	(53)	(1)	(74)	(96)	(224)

Group operating profit	866	(24)	(33)	(110)	699

Change %		(2)	(4)	(13)	(19)

1	The contribution from acquisitions equates to the first 12 months’ impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date, it is included with the base business results.
2	From continuing operations and before exceptional restructuring costs and goodwill/intangibles amortisation

For a more detailed review of regional performance, see the regional performance reviews on pages 12 to 17.

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Summary financial review and financial statements – continued

Group Profit and Loss account for 52 weeks ended 28 December 2003

	2003			2002

	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items and	items and		items and	items and
	goodwill/	goodwill/		goodwill/	goodwill/
	intangibles	intangibles		intangibles	intangibles
	amortisation	amortisation	Total	amortisation	amortisation	Total
	£m	£m	£m	£m	£m	£m

Turnover
Continuing operations	5,564	–	5,564	5,298	–	5,298
Acquisitions	877	–	877	–	–	–

	6,441	–	6,441	5,298	–	5,298
Operating costs	(5,389)	(353)	(5,742)	(4,315)	(117)	(4,432)

Continuing operations	954	(230)	724	983	(117)	866
Acquisitions	98	(123)	(25)	–	–	–

Group operating profit	1,052	(353)	699	983	(117)	866
Share of operating profit in associates	51	–	51	58	–	58

Total operating profit including associates	1,103	(353)	750	1,041	(117)	924
(Loss)/profit on disposal of fixed assets	–	(7)	(7)	–	9	9
Profit on sale of subsidiaries and investments	–	2	2	–	3	3

Profit on ordinary activities before interest	1,103	(358)	745	1,041	(105)	936
Net interest	(181)	–	(181)	(106)	–	(106)

Profit on ordinary activities before taxation	922	(358)	564	935	(105)	830
Taxation
– On operating profit, associates and interest	(254)	81	(173)	(268)	15	(253)
– On (loss)/profit on sale of fixed assets,	–	–	–	–	(2)	(2)
subsidiaries and investments

	(254)	81	(173)	(268)	13	(255)
Profit on ordinary activities after taxation	668	(277)	391	667	(92)	575
Equity minority interests	(4)	–	(4)	(3)	–	(3)
Non-equity minority interests	(21)	–	(21)	(24)	–	(24)

Profit for the Financial Year	643	(277)	366	640	(92)	548
Dividends paid and proposed to ordinary
shareholders			(242)			(230)

Profit Retained for the Financial Year			124			318

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Operating Exceptional Items
In 2003 the Group undertook a significant reorganisation of the senior management and operational structure and commenced the execution of the Fuel for Growth programme, a key part of which is fully integrating Adams. These factors contributed to an increase in operating exceptional items relating to restructuring activities from £53 million in 2002 to £224 million in 2003. The 2003 charge was broken down as follows:

2003 £m

Integrating Adams	70
Integration of other acquisitions from 2001 and 2002	27
Other Fuel for Growth projects in the base business	65

Total Fuel for Growth	162

Senior management reorganisation/other	22
Write down of IT assets	40

Total	224

Of this total charge of £224 million, £115 million was redundancy related and £49 million was asset write offs. The remaining costs consisted of external consultants, site closure costs, provisions for onerous leases, relocation costs and contract termination payments.

Goodwill/intangibles amortisation
Goodwill/intangibles amortisation increased from £64 million to £129 million. This was driven by the charge for nine months of the non-brand element of the Adams intangibles, and the effect of a full year charge for the 2002 acquisitions of Kent, Nantucket Nectars, Dandy and Apollinaris & Schweppes.

Share of Operating Profit in Associates
In 2003 the share of operating profit in associates decreased by £7 million to £51 million. This was a result of the disposal of 25% of the Group’s share of Camelot Group plc, the acquisition of 100% ownership of Apollinaris & Schweppes (previously accounted for as a 28% owned associate), exchange losses related to the US dollar, and the weaker performance of DPSUBG in the US Beverages market. There was a strong performance from Cadbury Nigeria and other smaller associates.

Interest
In 2003 the net interest expense arising in Group companies increased by £75 million to £181 million, principally as a result of the interest charges on the debt used for the Group’s acquisition of Adams in March 2003 and the full year effect of the increased debt related to the Group’s acquisitions in 2002.

The Group’s share of associate interest fell £5 million from 2002 to £15 million due to lower interest rates and the effects of a weaker US dollar on DPSUBG. Overall, interest cover in 2003 fell to 4.1 times from 8.7 times.

Taxation The Group’s reported tax rate in 2003 remained constant at 30.7%.

The tax rate on underlying profit before tax was 27.5% as compared to 28.7% in 2002. The tax rate was impacted by the settlement of some prior year tax issues with the relevant tax authorities.

Dividends
The Board proposed a final dividend of 8.35 pence, up from 8.0 pence in 2002, bringing the total dividend for the year to 12.0 pence. This represents a 4% increase on 2002 and underlying dividend cover of 2.7 times.

Free Cash Flow	2003 £m	2002 £m

Cash flow from operating activities
and associates	1,063	1,109
Net capital expenditure[1]	(285)	(251)
Taxation, returns on investments
and servicing of finance	(372)	(320)
Ordinary dividends	(234)	(223)

	172	315

1 excluding sale or purchase of shares by the Employee Trust.

The Group generated free cash flow (after dividend payments) of £172 million, a decrease of £143 million compared to 2002, due to the cash impact of higher restructuring charges, the costs of financing Adams and an increase in year-end working capital. The working capital movement largely related to movements in cocoa prices and upfront marketing payments in Americas Beverages.

This reduction of free cash flow was in line with the Group’s expectations as 2003 was expected to be a transitional year as Adams was integrated into the Group and the four year Fuel for Growth programme commenced.

Capital Expenditure
Capital expenditure in 2003 was £302 million (2002: £279 million), an increase of 8% over the level of expenditure in 2002, with key areas of expenditure being acquisition related capital expenditure in Adams in the Americas, capital expenditure related to Fuel for Growth cost reduction programmes in the UK, Irish and French confectionery businesses and IT spend related to the continued roll-out of project PROBE (a major project to standardise business systems and processes using a SAP system) and the costs associated with transferring Adams businesses from Pfizer to Cadbury Schweppes systems.

Acquisitions and Disposals
In addition to acquiring Adams, the Group also acquired The Natural Confectionery Company, an Australian confectionery business for £31 million, and completed two smaller acquisitions for £13 million. Goodwill of £38 million arose on these acquisitions.

The only disposal during the year was the sale of Bouquet d’Or, a French confectionery business.

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Summary financial review and financial statements – continued

Group Balance Sheet at 28 December 2003	2003 £m	2002 £m

Fixed Assets
Intangible assets and goodwill	5,827	3,919
Tangible assets, associates and investments	2,176	1,896

	8,003	5,815

Current Assets	2,407	2,052
Creditors: amounts falling due within one year	(3,091)	(2,585)

Net Current Liabilities	(684)	(533)

Total assets less Current Liabilities	7,319	5,282

Non-Current Liabilities
Creditors: amounts falling due after more than one year	(3,698)	(1,577)
Provisions for liabilities and charges	(428)	(419)

Net Assets	3,193	3,286

Total Shareholders’ Funds	2,950	3,020
Minority Interests	243	266

Total Capital Employed	3,193	3,280

Capital Structure and resources
During 2003 the Group’s market capitalisation increased by approximately £0.5 billion to £8.4 billion, due to a 26.25 pence increase in the share price during the year to 408.25 pence at 28 December 2003 (382 pence at 29 December 2002). Net borrowings rose during the year from £1,846 million at the end of 2002, to £4,211 million at the end of 2003, representing 50% of total market capitalisation.

Movements in Shareholders’ Funds	2003 £m	2002 £m

Shareholders’ Funds at beginning of year	3,020	2,880
Profit retained for the Financial Year	124	318
Currency translation differences	(213)	(217)
Goodwill written back on disposal of subsidiary	–	13
New share capital subscribed	19	26

Net (decrease)/increase in Shareholders’ Funds	(70)	140

Shareholders’ Funds at end of year	2,950	3,020

David Kappler Chief Financial Officer

The summary financial statements on pages 18 to 24 and the amounts disclosed relating to the Directors remuneration on pages 35 and 38 were approved by the Board of Directors on 15 March 2004 and signed on its behalf by John Sunderland and David Kappler.

The Auditors’ opinion on the full financial statements and on the auditable part of the Report on Directors’ Remuneration was unqualified and did not contain a statement under either Section 237(2) or Section 237(3) Companies Act 1985.

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Independent auditors’ statement to the members of Cadbury Schweppes plc

We have examined the Summary Financial Statement which comprises the Summary Report of the Directors, Summary Report on Directors’ Remuneration and Summary Financial Review and Financial Statements.

This report is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work for this report, for our audit report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement with the full Financial Statements, the Report of the Directors and the Report on Directors’ Remuneration, as contained in the Report & Accounts and Form 20-F 2003, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement as described in the “our highlights” section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.	Basis of opinion
We conducted our work in accordance with bulletin 1999/6 The Auditors’ Statement on the Summary Financial Statement issued by the United Kingdom Auditing Practices Board.

Opinion
In our opinion, the Summary Financial Statement are consistent with the full annual Financial Statements, the Report of the Directors and the Report on Directors’ Remuneration of Cadbury Schweppes plc for the year ended 28 December 2003 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
15 March 2004

The Summary Financial Statements and Summary Report on Directors’ Remuneration contained within this document are only a summary of the information provided in the Financial Statements and Report on Directors’ Remuneration contained within the Report & Accounts and Form 20-F 2003. They do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as would be provided by the Report & Accounts and Form 20-F 2003, which contain more detail. A copy of the Report & Accounts and Form 20-F 2003 is available on the Company’s website, www.cadburyschweppes.com. Copies can also be obtained, free of charge, by writing to the Group Secretary at 25 Berkeley Square, London, W1J 6HB, United Kingdom. To elect to receive the Report & Accounts and Form 20-F for future years, write to Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH, United Kingdom.

2003 Annual Review Cadbury Schweppes	25

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Summary of Significant UK GAAP to US GAAP Differences

All UK to US GAAP differences applicable to the Group are explained in Note 31 to the Financial Statements contained in the Report & Accounts and Form 20-F 2003. There are five major differences between UK and US GAAP that are highlighted below:	Under US GAAP there are additional criteria to be met prior to the recognition of a liability for restructuring costs. The main difference is that the recognition of a liability for involuntary terminations is additionally dependent upon the period, if any, for which employees are required to render service prior to termination.

i) Under UK GAAP, goodwill is amortised over 20 years. Under US GAAP, goodwill is not amortised from 2002 onwards, but is reviewed for impairment annually.	In respect to other exit costs, US GAAP requires that liabilities are simply recognised when they are incurred, which is normally when the goods or services associated with the activity are received.

ii) Under UK GAAP, hedge accounting is adopted to account for commodity and financial instrument hedges. For US GAAP purposes, the Group has not designated its commodity and financial instruments as hedges, and all profits and losses on hedges are recorded in the profit and loss account annually.	v) Business combinations During 2003, the Group acquired Adams and the following adjustments have been made in order to account for this business combination under US GAAP.

iii) Under UK GAAP, pension costs are accounted for under SSAP 24 “Accounting for Pension Costs”. Under US GAAP, pension costs are accounted for under SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Post-Retirement Benefits other than Pensions”. This means that under UK GAAP, the costs of providing pension benefits may be calculated by the use of a recognised actuarial method which is appropriate and whose assumptions reflect the long-term nature of the assets and liabilities involved. Under US GAAP, the costs of providing these benefits are calculated using the projected unit credit method and a discount rate (being the rate of interest at which pension liabilities could be effectively settled) which reflects current market rates.	Fair value of stock acquired
Under UK GAAP, stock acquired through a business combination is valued at the lower of replacement cost and net realisable value. Under US GAAP, stock acquired through a business combination reflects the selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company. Consequently the fair value of stock acquired with Adams under US GAAP was in excess of that held for UK GAAP by £53 million.

iv) Under UK GAAP, a provision for restructuring costs is required to be recognised when an entity has a present obligation as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Effects of profit on differences between UK and US	2003	2002	2001
generally accepted accounting principles	£m	£m	£m

Profit for the Financial Year from continuing operations, net of tax (per UK GAAP)	366	548	542
US GAAP adjustments:
Goodwill/intangible amortisation	93	53	(109)
Business combinations	(21)	–	–
Restructuring	34	(1)	(1)
Interest capitalised	6	6	7
Depreciation of capitalised interest	(2)	(2)	(2)
Retirement benefits	(33)	10	9
Disposal gain adjustments	–	7	–
Derivatives – Impact of transition adjustment	–	1	41
Derivatives	(93)	(9)	(12)
Employee share arrangements	(12)	4	(4)
Other items	–	–	3
Taxation on above adjustments	47	(4)	(11)
Deferred taxation	(12)	(48)	15

Profit for the Financial Year before cumulative effect of a change in accounting principle	373	565	478

Cumulative effect of implementation of SFAS 133, net of tax	–	–	15

Profit for the Financial Year (per US GAAP)	373	565	493

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Restructuring and integration costs
On the acquisition of a business, certain costs of reorganising the acquired business are required to be taken to the profit and loss account under UK GAAP, but are treated as liabilities assumed at the acquisition date and recognised as a fair value adjustment to goodwill under US GAAP. The total costs recognised in the profit and loss account post acquisition that have been treated as liabilities assumed at the acquisition date amounts to £32 million.	Under US GAAP, an intangible asset in a business combination should be recognised (i) if it arises from contractual rights or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (ii) it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged. Customer relationships, valued at £257 million, acquired with Adams meet the definition of an intangible asset under US GAAP but not UK GAAP.

Other intangible assets
Under UK GAAP, intangible assets are recognised in a business combination only if it can be disposed of separately without disposing of a business of the entity. The separability criteria is a key component of the definition of intangibles under UK GAAP. As such, under UK GAAP intangibles such as contractual and non-contractual customer relationships are not permitted to be recognised separately from goodwill, primarily because of the lack of separability.

	Earnings per ADR under US GAAP	2003	2002	2001
		£ per ADR	£ per ADR	£ per ADR

	Total earnings per ADR (before cumulative effect of accounting change)
	Basic	0.74	1.13	0.95
	Diluted	0.74	1.12	0.94

	Total earnings per ADR (after cumulative effect of accounting change)
	Basic	0.74	1.13	0.98
	Diluted	0.74	1.12	0.97

		2003	2002	2001
		million	million	million

	Average number of ADR – Basic	503	501	501
	Average number of ADR – Diluted	505	504	507

	Cumulative effect on Shareholders’ Funds of differences between UKand US generally accepted accounting principles	2003	2002	2001
		£m	£m	£m

	Shareholders’ Funds per UK GAAP	2,950	3,020	2,880
	US GAAP adjustments:
Goodwill and intangibles	– cost	1,532	1,510	1,618
	– accumulated amortisation	(526)	(648)	(749)
	Retirement benefits	(46)	(19)	(15)
	Recognition of additional minimum pension liability	(94)	(113)	–
	Restructuring	36	2	–
Interest capitalisation	– cost	111	105	99
	– accumulated depreciation	(87)	(84)	(81)
	Property revaluations	(59)	(59)	(59)
	Dividends	168	161	153
	Derivatives	(73)	19	98
	Other items	–	–	(1)
	Taxation on above adjustments	58	32	25
	Deferred taxation	(131)	(57)	(42)
	Employee share arrangements	(203)	(226)	(240)

	Shareholders’ Funds before cumulative effect of a change in accounting principle	3,636	3,643	3,686

	Cumulative effect on prior years (to 30 December 2001) of implementation of SFAS 133	–	–	(56)

	Shareholders’ Funds per US GAAP	3,636	3,643	3,630

2003 Annual Review Cadbury Schweppes	27

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Corporate and Social Responsibility

We are recognised for the strength of our CSR
	•	We have been included inthe FTSE4 Good and Dow Jones Sustainability Indexes since 2001
	•	In 2003 we were included in the Dow Jones Sustainability STOXX Index.
	•	We subscribe to the principles of the UN Global Compact, having joined in 2003.
	•	We aim to devote one percent of our pre-tax profits to community investment – in the UK alone our community contribution in 2003 was around £2.2m.

Updating and cascading our CSR programme
As with every aspect of our business, CSR comes to life through the actions of our people. Our Purpose and Values have been communicated to all employees and we revisited our business code to ensure it gave clear guidance on all the issues we face today. As a result, we updated Our Business Principles in 2003 and distributed them in 15 languages to all business units. As part of the annual compliance process, our regional and functional leaders have confirmed their staff’s compliance with the principles.

Our Equal Employment Opportunity and Diversity Policy underlines our commitment to being an employer of choice with a diverse workforce, fairly remunerated and provided with training and development.

Through 2003 we have been preparing to cascade our CSR programme around the world, building awareness, skills and capacity through the Working Better Together agenda. In 2004, CSR will become mainstream in every region, function and business unit.

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Focusing on human rights and ethical trading in our value chain
Our Human Rights and Ethical Trading (HRET) working group has focused on our value chain, principally our suppliers. In 2003, we completed the pilot study phase with a visit to Mexico. The pilot visits were used to test our HRET Policy, which is based on the Universal Declaration of Human Rights, core International Labour Organisation conventions and best practice in other companies, before rolling it out to our whole supply chain. The visits were conducted in five countries from which we source key ingredients.

Country pilots
	Country	Date	Local business	Ingredients
			units contacted	& goods

	Ghana	May 2001	Cadbury Ghana	Cocoa

	Turkey	November	Visit was prior	Hazel nuts
		2001	to acquisition	Vine fruit
of Kent business

	Indonesia	September	Cadbury Indonesia	Quinine
		2002		Cocoa

	China	September	Cadbury Food Company	Strawberries
		2002	Trebor Wuxi Confectionery

	Mexico	July 2003	Cadbury Schweppes	Sugar
Bebidas Mexico
			Mott’s	Flavourings
			Cadbury Adams	Packaging

.	Overall, we visited 15 key global suppliers and spoke to 82 organisations in the countries, ranging from international agencies to local non-governmental organisations.

The pilot studies were invaluable in helping us develop our HRET Supplier Communication Programme. This began with sharing learning from the studies through training sessions for procurement staff in summer 2003. We also published our guide to our ethical sourcing standards, Working with suppliers, in English, French, Indonesian, Brazilian-Portuguese and Spanish. We have now begun communicating our policy and standards to all suppliers, including detailed engagement with key suppliers.

Investing in local communities around the world
We are deeply committed to supporting the local communities where we live and work, through donations of cash, time and products. This benefits the business, our employees and society – helping to improve the quality of life of those around us and to create communities where people and business can thrive.

3. Cocoa small holders West African cocoa farmers benefit from “Farmer Field Schools”, a responsible cocoa farming initiative funded by the global cocoa industry and its public partners.

4. Clown Doctors In Australia, Clown Doctors work with colleagues to bring joy and entertainment to children in hospital.

In 2003, we published Growing community value around the world, drawing together learning and examples from across the business to share best practice. It sets out a 12-step action plan for securing better community involvement and shows how our value based management techniques help us manage community investment wisely.

Extending environmental best practice
We have a long-standing commitment to good environmental practice. In 2000, we extended our corporate environmental policy to cover every aspect of our business – not only our manufacturing processes and the distribution, sale and consumption of our products, but also raw materials and the eco-systems that provide them.

Our Group-wide Environmental Management system provides a map to ensure consistency, gives guidance on best practice and sets detailed local performance targets with a factory audit programme on a three-year cycle. We strive for continuous improvement particularly in the key areas of air emissions, water, energy and material conservation; solid waste and packaging management; and soil and groundwork protection.

Tackling food issues
Rapidly rising obesity levels are of great concern and we are committed to playing our part in finding lasting solutions to this problem. As our Chairman discusses on pages 8 and 9, this is a complex issue that involves levels of physical activity as much as types of diet, the freedom of individuals to make informed choices as much as the duty of organisations to act responsibly.

Within our business, we have done much to address this issue, for example through the range and formulation of our products, by providing clear nutritional information to consumers, and through appropriate marketing and promotional activity. We are also pleased to have been part of the industry dialogue with the WHO and to have contributed to the preparation of their global strategy for diet, health and physical activity.

Building on the past; looking to the future
We have been trading successfully for over 200 years. Our success is built on understanding the needs of our consumers, customers and employees and operating to a clearly defined set of values. Inside and outside our company, in markets and in society as a whole, needs change over time. Going forward, we will continue to meet those needs in line with our unchanging core values of integrity, openness and responsibility.

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Accounting for people

Some key facts and figures:	Our people create and deliver our strategy
As we discuss on pages 10 and 11, one of our five strategic goals is to ensure our capabilities are best in class. To achieve this goal – and indeed all our ambitions – we place great emphasis on making the most of and developing further the outstanding capabilities of our people. This is not just a current priority for us. It is fundamental to the way we have always done business.

Our People Strategy sets out the values and policies that underpin all areas of our people management. Together with our HR Minimum Standards, it provides the foundation for managing and developing our people in line with the purpose and objectives of our business. Here are some examples of what this means for us in practice:

Capitalising on the diversity of our people
We have focused on diversity since 1993, regularly updating our approach in line with changing aspects such as equal employment opportunities. We track gender statistics globally and compile ethnic statistics regionally, taking into account local laws, culture and society.

Each year, the Board and its Corporate and Social Responsibility Committee reviews the progress of our diversity programme – endorsing a set of objectives and initiatives that are cascaded throughout the business.

•	We employ around 55,000 people in over 60 countries around the world. Over the next four years, as part of our Fuel for Growth initiative, we will be reducing our workforce by 10% through a carefully managed and consultative process. You can find more on the reasons behind this move on pages 10 and 11.

•	We have 180 people around the world in our executive management team.

•	Currently women constitute 34% of our global workforce, 25% of our managers and 11% of our executive management team.

•	Global staff turnover is generally low: 2%-5% per annum.

•	In the UK, we are recognised as an Investor in People, the national standard of good practice for managing and developing people to achieve business goals.

•	We are regularly among the top 10 in the UK’s “Management Today’s Most Admired Companies” report.

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Our Leadership Imperatives Accountable Aggressive Adaptable Forward thinking Motivating Growing people Collaborative Living our values
	Average number of people employed by the Group in each region in 2003:
	1. Americas Beverages	6,910
	2. Americas Confectionery	12,597
	3. EMEA	22,334
	4. Europe Beverages	3,137
	5. Asia Pacific	9,731
	6. Central	1,090
	Total	55,799

Reinforcing our reputation as an employer
Our people often mention our values and culture as reasons for their loyalty and commitment. Local businesses regularly carry out ‘climate surveys’ to track specific themes and in future we will be including a global set of questions in these local surveys.

Driving performance
We have eight Leadership Imperatives – the most important behaviours that everyone in our Company needs to adopt in order to help drive the business forward and succeed on an individual level. The Leadership Imperatives feature in all our HR programmes globally and locally. Our 360-degree feedback process reflects them and they are part of our performance management process for leaders and managers. Specifically for performance management, each year we track and analyse our global leadership team’s performance to identify areas to focus our investments in individual and team development.

Realising potential
We create learning and development programmes both locally and globally: local programmes to meet business unit needs and global programmes to address strategic needs.

Individuals prepare Personal Development Plans with their line manager to support their own personal career development.

Since 1990, we have run international development programmes to accelerate the career progression of managers with three to ten years’ experience. We make sure participants are balanced in terms of gender, geographic and ethnic representation and actively monitor their progress.

We encourage our leaders to gain cross-functional and international experience. In line with the changing demands of our business, it is increasingly a requirement for doing well and getting on in the Company. In 2003 we had 150 managers on international assignment across the Group.

Communicating openly and honestly
We aim to communicate with our people openly and honestly – both formally and informally. Our CEO Todd Stitzer and his leadership team give personal presentations to support key messages. Partnerships with trades unions, European Forums and staff consultative councils all form part of the local network of communication where appropriate. We encourage our people to report any concerns they may have about any activity which might be inconsistent with our business principles.

Contributing to local communities
	We have a long tradition of playing an integral part in the communities we live and work in around the world. We actively encourage our people to get involved in their local communities – we see this as an important part of their personal development. In the UK, a third of our employees take part in a variety of ways – from mentoring teachers to working with homeless people. We benchmark our community contributions and activities against those of other companies in the UK. In other countries, we have recently begun to collate this information and intend to report on it in future. You can find out more about our community involvement on pages 28 and 29.

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1. John Sunderland	2. Todd Stitzer	3. Roger Carr
Executive Chairman
John Sunderland became Executive Chairman in May 2003, following Derek Bonham’s retirement as Non-Executive Chairman. John joined Cadbury Schweppes in 1968 and held a succession of senior positions in the UK and overseas. In 1987, he was a founding Director of Coca-Cola and Schweppes Beverages Ltd and was appointed as Managing Director of the Confectionery Stream and a member of the Cadbury Schweppes Board in 1993. In September 1996, John was appointed Chief Executive. He is also a non-executive Director of The Rank Group Plc, President of both the Food & Drink Federation and the Incorporated Society of British Advertisers, Deputy President of the Confederation of British Industry, a Trustee of Heads, Teachers & Industry, an Advisory Board Member of Ian Jones & Partners and a Leadership Council Member of Young Enterprise. John is 58 years old.	Chief Executive Officer
Todd Stitzer took over from John Sunderland as Chief Executive Officer in May 2003, following six months as Deputy Chief Executive Officer. He has been a Board member since March 2000, when he was appointed Chief Strategy Officer. Todd joined Cadbury Schweppes North America in 1983, following several years practising law in a large New York law firm. In 1988, he became Vice President and General Counsel for the Beverages Stream and, from 1991 to 1993, was Group Development Director responsible for strategic planning and external development. He subsequently held a number of senior sales, marketing and general management roles, culminating in his appointment as President and Chief Executive Officer of Dr Pepper/Seven Up, Inc from 1997 to 2000. Todd is 52 years old.	Senior Independent Non-Executive & Deputy Chairman
Roger Carr was appointed a Director in January 2001 and became Deputy Chairman in May 2003 He is the Senior Independent Non-Executive and a member of the Audit, Nomination and Remuneration Committees. Roger is Chairman of Mitchells & Butlers plc, a non-executive Director of Centrica plc, and Senior Advisor to Kohlberg Kravis Roberts Co. Ltd. He is also a member of the Industrial Development Advisory Board, a member of the CBI Council and a Fellow of the Royal Society for the encouragement of Arts, Manufactures and Commerce. He was Chairman of Chubb plc until December 2002, and between 1984 and 2000 held a number of senior positions, including Chief Executive of Williams PLC and Chairman of Thames Water Roger is 57 years old.

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4. Dr Wolfgang Berndt
Independent Non-Executive
Dr Wolfgang Berndt was appointed a Director in January 2002. He is a member of the Audit and Corporate and Social Responsibility Committees. He is also a non-executive Director of Lloyds TSB Bank plc, Lloyds TSB Group plc and GfK AG, a German-based global market research company, and non-executive Chairman of Institute for the Future, a US-based think tank. Wolfgang joined The Procter & Gamble Co. in 1967, holding a number of increasingly senior brand and general management positions in Europe, North and South America, culminating in his appointment as President, North America in 1995 and President, Global Fabric & Home Care in 1999. He retired in September 2001. Wolfgang is 61 years old.

5. Rick Braddock
Independent Non-Executive
Rick Braddock was appointed a Director in June 1997. He is Chairman of the Remuneration Committee and a member of the Audit Committee. Rick is Chairman of Priceline.com, a Director of both Eastman Kodak Company and Lincoln Center for the Performing Arts and a Partner of MidOcean. Between 1973 and 1993, he held a number of senior positions with Citicorp/ Citibank, NA and Medco Containment Services, Inc. Rick is 62 years old.

6. David Kappler
Chief Financial Officer
David Kappler was appointed to the Board as Group Finance Director in January 1995 and Chief Financial Officer in March 2000. Having worked for Cadbury Schweppes from 1965 to 1984, he rejoined in 1989 following the acquisition of the Trebor Group of which he was Finance Director. From 1989 to 1995, he held a number of senior positions, including Director of Corporate Finance. He retires from the Board in April 2004. He is also a non-executive Director of HMV Group plc. David is 56 years old.

7. Bob Stack
Chief Human Resources Officer
Bob Stack was appointed to the Board as Group Human Resources Director in May 1996. Corporate external affairs were added to his responsibilities when he became Chief Human Resources Officer in March 2000. Since October 2002, he has also been responsible for corporate communications. Bob joined Cadbury Beverages in the US in 1990, having worked at Bristol-Myers and the American Can Company. In 1992, he became Group Director, Strategic Human Resources Management responsible for executive development. Bob is 53 years old.

8. David Thompson
Independent Non-Executive
David Thompson was appointed a Director in March 1998. He is Chairman of the Audit Committee and a member of the Corporate and Social Responsibility and Remuneration Committees. David joined The Boots Company PLC in 1966 where he held a number of senior finance positions, including Deputy Chief Executive and Finance Director, before retiring in September 2002. He is also Vice Chairman of the Nottingham Building Society. David is 61 years old.

9. Baroness Wilcox
Independent Non-Executive
Baroness Wilcox was appointed a Director in March 1997. She is Chairman of the Corporate and Social Responsibility Committee. She is also a non-executive Director of Carpetright plc and Johnson Services PLC, a Member of the House of Lords, President of both the National Federation of Consumer Groups and the Institute of Trading Standards, a Board Member of the Institute of Business Ethics and is on the Council of the Foundation for Science and Technology. She was Chairman of the National Consumer Council between 1990 and 1995. Baroness Wilcox is 63 years old.

10. Ken Hanna
Chief Financial Officer designate
Ken Hanna joined Cadbury Schweppes at the beginning of March 2004 and will succeed David Kappler as Chief Financial Officer in April 2004. Ken started his career as an auditor before moving into industry in 1978. From 1984 to 1993, he held a number of senior positions in Avis Europe, culminating in his appointment as Group Finance Director. From 1993 to May 1997, he was Group Finance Director of United Distillers plc, before moving to Dalgety plc. After a brief period as Group Finance Director, he was appointed Group Chief Executive. In 1999, Ken moved to Compass Partners International, the private equity firm, as an Operating Partner, focusing on fast moving consumer goods, before his move to Cadbury Schweppes. He is also a non-executive Director of Inchcape plc. Ken is 50 years old.

11. Mike Clark
Group Secretary and Chief Legal Officer
Mike Clark was appointed as Group Secretary and Chief Legal Officer in May 1988. He joined the Group in 1980, serving as Senior Vice-President, General Counsel and Secretary of Cadbury Schweppes in the US before taking up his current appointment. He is also a Director of Camelot Group plc. Mike is 56 years old.

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Summary report of the directors

Principal Activities
Cadbury Schweppes plc and its subsidiaries and associated undertakings is an international confectionery and beverages group with operations in almost every country in the world. The origins of the business stretch back over 200 years. Cadbury Schweppes has a broad portfolio of well established regional and local brands which include Cadbury, Halls, Trident, Dentyne and Hollywood in the confectionery business and Dr Pepper, 7 UP, Schweppes, Snapple, Hawaiian Punch, Mott’s, and Orangina in the beverages business.

Business Review
The Chairman’s Statement, the Chief Executive Officer’s Review, and the Summary Financial Review and Financial Statements on pages 2 and 3, 10 to 17 and 18 to 24 inclusive, report on the Group’s activities during the year, its position at the year-end and during the first part of 2004 and the Group’s likely future development. Acquisitions, disposals and changes in investments are detailed in the Operating and Financial Review in the Report & Accounts and Form 20-F 2003.

Turnover and Profit
Turnover amounted to £6,441 million (2002: £5,298 million). Profit on ordinary activities before taxation amounted to £564 million (2002: £830 million).

Dividends
The Directors recommend a final dividend of 8.35 pence per ordinary share (2002: 8.00p) to be paid on 28 May 2004 to ordinary shareowners on the register on 30 April 2004. An interim dividend of 3.65 pence was paid on 17 October 2003, which makes a total of 12.00 pence per ordinary share for the year (2002: 11.5p). Ordinary dividends paid and recommended amount to £242 million (2002: £230 million).

Directors
The names of the Directors, together with brief biographical details, are set out on pages 32 and 33. Derek Bonham resigned as Non-Executive Chairman on 8 May 2003. David Kappler will retire as Chief Financial Officer, and Ken Hanna will be appointed in his place, in April 2004.

At the Annual General Meeting to be held on 21 May 2004, John Sunderland, Rick Braddock, Roger Carr and David Thompson will retire by rotation in accordance with Article 90 of the Articles of Association and, being eligible, will each offer themselves for re-appointment. Ken Hanna will also retire and offer himself for re-appointment. The explanatory notes to the Notice of Meeting sets out why the Board believes that these Directors should be re-elected. John Sunderland and Ken Hanna have service contracts with the Company which are terminable at any time by the Company giving one year’s notice, and which terminate automatically at the normal retirement age of 60 years.

Directors’ Share Interests and Substantial Shareholdings
The interests of the Directors holding office during the year in the share capital of the Company at the beginning of the year, 30 December 2002, and the end of the year, 28 December 2003 (or date of resignation if earlier), are detailed in the Report on Directors’ Remuneration.

Charitable and Political Contributions
The Company is a member of The PerCent Club and during the year contributions within the UK to charities or equivalent organisations through corporate giving or as part of the activity of UK operating companies amounted to £2.2 million (2002: £2.6 million). In 2003, neither the Company, nor any of its operating subsidiaries, made any donation to any registered party or other EU political organisation, incurred any EU political expenditure or made any contribution to a non-EU political party, each as defined in the Political Parties, Elections and Referendums Act 2000.

Employees
The Group has developed a number of employment policies to enable it to achieve its commercial objectives and to meet the needs of its customers. These policies, which include recruitment, learning and development, employee involvement and consultation, pay and benefits and financial participation, are adapted to ensure that they achieve local ownership by the business units through sensitivity to the culture and society of each country in which the Group operates. The Group values diversity and is committed to provide equal opportunities to individuals within its businesses worldwide, in all aspects of employment.

Corporate Governance Statement
The Board’s policy is to manage the affairs of the Group in accordance with the most appropriate standards of good corporate governance. In 2003, the Company fully complied with the provisions of the Code of Best Practice set out in Section 1 of the Combined Code on Corporate Governance. The Combined Code was substantially revised in 2003 following the publication of the Higgs and Smith reports, taking effect for financial years beginning on or after 1 November 2003. The Board began a review of its corporate governance policy in 2003 and has implemented a number of changes to take account of the revised Combined Code and best practice. The Board will complete the review in early 2004 and will report on compliance with the provisions of the revised Combined code in the Report & Accounts and Form 20-F for 2004. A detailed statement of how the Company applies the principles and complies with the provisions of the Combined Code is set out in the Report & Accounts and Form 20-F 2003.

The NYSE Corporate Governance rules were approved by the SEC in November 2003 and take effect (for Cadbury Schweppes) on 21 May 2004, the date of our 2004 Annual General Meeting. As a listed non-US issuer, the Company is required to comply with some of the rules, and otherwise must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Company believes that it is, or will be, in compliance in all material respects with all the NYSE rules except that the Nomination Committee is not composed entirely of independent Directors, and the Audit Committee, not the Nomination Committee, develops and recommends corporate governance principles to the Board. The Audit Committee is composed entirely of independent Directors. A process for the evaluation of the Board is currently being developed and will be put in place in 2004.

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Summary report on directors’ remuneration

Below is a summary of the information contained in the Directors’ remuneration report. The report, which is contained in the Report & Accounts and Form 20-F 2003, contains more details about the Company’s remuneration policy, practices, pension arrangements and incentive plans including a description of the performance conditions. The report also provides details of all the awards and options held by the Directors. A copy of the Report & Accounts and Form 20-F 2003 is available as described on page 25.

Introduction
The current remuneration policy was last amended in 2000 and it has served the Company well in enabling it to attract, motivate and incentivise senior international executives of the calibre required to drive the business forward.

However, practices on remuneration policies have moved significantly in recent years, and, consequently, the Board and the Remuneration Committee (the “Committee”) undertook a thorough review of the total reward arrangements in place for Executive Directors and other senior executives of the Group during 2003. We plan to seek shareowner approval for a number of changes at our Annual General Meeting in 2004. Details of these changes can be found in this report and in the explanatory notes to the Notice of Meeting, which accompanies this document. Before finalising the proposals, the Committee sought the views of a number of major shareowners, as well as the Association of British Insurers and National Association of Pension Funds. Following this consultation, the Company took the comments from shareowners and investment committees into account in developing its remuneration arrangements.

The new policy is based on a number of basic principles:

who all held office at the year-end. The Committee reviews and approves the annual salaries, incentive arrangements, service agreements and other employment conditions for the Executive Directors and reviews general salary ranges for senior executives to ensure they are aligned with those of the Executive Directors. The Remuneration Committee met five times in 2003.

Performance Graph
The following graph shows the Company’s performance measured by total shareholder return (TSR) for the five years to 28 December 2003, compared with the TSR performance of the FTSE 100 companies over the same period. Total shareholder return is share price growth plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company’s shares are quoted.

Fixed elements
Salaries and Benefits in Kind for Executive Directors
In setting the base salary of each Director, the Committee takes into account market competitiveness and the performance of each individual Director, together with any changes in position or responsibility. This structure is consistent with the reward structure in place for executives below Board level, and that used by comparable companies. In addition to base salary, the Executive Directors also receive benefits in kind, and these are detailed in the table overleaf.

Retirement Benefits
The Company operates a number of retirement programmes throughout the world. Such benefits reflect local competitive conditions and legal requirements.

In the UK, annual incentive awards are fully pensionable for all employee participants with the exception of senior managers and Directors, whose Annual Incentive Plan (AIP) awards of up to 20% of base salary are pensionable. Given the large proportion of total remuneration which is variable pay, the Committee considers that it is appropriate for a proportion of such pay to be pensionable, and all UK based employees who receive incentive awards have made pension contributions on this element of their pay for many years. Pension arrangements in the US provide that all of any incentive awards under the AIP for all employees are pensionable, in line with normal practice in that country.

•	Cadbury Schweppes remains fully committed to the principle of Managing for Value and this will continue to be reflected in the reward programmes and performance measures;
•	to continue to have common approaches to pay, particularly annual and longer term incentive opportunities, worldwide;
•	to keep all the same elements of remuneration as we have now, although we will modify the weighting of individual elements;
•	to strengthen performance requirements;
•	to continue to encourage executive share ownership; and
•	to offer higher rewards for outstanding performance.

The new policy will bring Executive Directors’ remuneration more into line with prevailing practices among other UK-parented companies. However, most of our profits and turnover derive from our businesses outside the UK, and remuneration practices must therefore be competitive for an international, fast moving consumer goods company. It is intended that the overall expected value of the incentives provided by the new remuneration package will be of a similar magnitude to the old package other than as a result of the normal level of increases that will apply to base salaries over time. The Committee will keep the remuneration policy under review on an on-going basis, and carry out a detailed review within three to five years. This will ensure that the policy continues to reflect good practice and is appropriate for the objectives of the Company.

Remuneration Committee and its advisers
The Remuneration Committee presently consists of three independent Non-Executive Directors, Rick Braddock (Chairman of the Committee), David Thompson and Roger Carr

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Summary report on directors’ remuneration – continued

Directors’ Remuneration
The Directors’ emoluments in the year were as follows:

Emoluments

	Base	AIP/		Other	2003	2002
	Salary/Fees	BSRP(f)	Allowances	Benefits	Total	Total
	£000	£000	£000	£000	£000	£000

Wolfgang Berndt	34	–	–	–	34	31
Derek Bonham (a)(b)	80	–	–	–	80	225
Rick Braddock	73	–	–	–	73	79
John Brock (c)	–	–	–	–	–	2,680
Roger Carr	59	–	–	–	59	33
Franz Humer (d)	–	–	–	–	–	2
David Kappler (h)	477	174	33	–	684	844
Bob Stack (g)(h)	378	203	183	77	841	916
Todd Stitzer (g)	557	306	337	164	1,364	1,063
John Sunderland (h)	850	495	41	10	1,396	1,484
David Thompson	43	–	–	–	43	40
Baroness Wilcox	42	–	–	–	42	40
Total	2,593	1,178	594	251	4,616	7,437

CEC members (e)	2,233	1,054	268	515	4,070	–

(a)	In addition, the Company contributed £9,381 in relation to office and secretarial costs for Derek Bonham in 2003.
(b)	Derek Bonham resigned on 8 May 2003.
(c)	John Brock resigned on 19 December 2002. Payments received in 2002 include compensation for loss of office and other accrued benefits.
(d)	Franz Humer resigned on 17 January 2002.
(e)	This is the aggregate remuneration paid by the Company to its senior management (that is, the 8 individuals who are members of the Chief Executive’s Committee (CEC) but not Executive Directors). The CEC was enlarged in February 2003, hence there are no comparative figures for 2002.
(f)	These awards cover the AIP/BSRP paid in March 2004. All the participating Directors have elected to receive their awards under the AIP in the form of shares under the terms of the BSRP, except for David Kappler, who, since he is due to retire shortly, will be paid in cash. The amounts shown above reflect the matching shares which will be awarded to the Directors if they remain in service during the deferral period.
(g)	Allowances and Other Benefits include housing and other expatriate allowances. Such arrangements are necessary to ensure that the Company’s senior management is not penalised financially by accepting roles of an international nature which result in higher costs and taxation than would have been the case if they had remained in their home country.
(h)	Bob Stack, David Kappler and John Sunderland also made gains of £72,000, £3,000 and £3,000 respectively on the exercise of share options in 2003. No other Director made a gain on the exercise of share options.
(i)	No Long Term Incentive Plan awards were earned in 2003.
(j)	A total of £30,000 was paid to pension schemes in respect of past Directors’ qualifying services.
(k)	Ken Hanna’s emoluments are not shown in the above table since he was not a Director in 2003. His base salary in 2004 will be at the rate of £500,000 per annum, and he will be eligible for similar incentive payments as David Kappler. In connection with the overall arrangements for the appointment of Ken Hanna, he has also been granted an award of 225,000 restricted shares, vesting in three tranches of 75,000 shares each if he remains with the Company for three, four and five years respectively after his joining the Company.

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Service Contracts
All the Executive Directors who served during the year have service contracts with the Company. The Company’s policy on the duration of Executive Directors’ service contracts is that such contracts should expire in the year in which the Director reaches sixty years of age. Notice periods do not exceed one year.

Variable Elements
Annual Incentive Plan (AIP)
Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. AIP awards are based on financial tests, subject to appropriate adjustments as determined by the Committee.

The target incentive award for an Executive Director is increased from 60% to 80% of base salary from 2004 onwards with the maximum award remaining at 120% for exceptional performance.

Bonus Share Retention Plan (BSRP)
The BSRP is an essential element of our total reward programme and has been a key factor in helping and encouraging our executives to meet the share ownership guidelines that we apply. For Executive Directors, this is set at four times base salary, at the very top end of such requirements in the FTSE 100.

The BSRP enables participants to invest all or part of their AIP award and receive such award in the form of Cadbury Schweppes ordinary shares (“deferred shares”) rather than cash. All the Executive Directors (unless due to retire shortly) choose to invest all their AIP awards into the BSRP. All shares under the BSRP are purchased in the market and held in trust for a three year period. Under the current plan, the Company will provide participants with three additional shares for every five deferred shares at the end of the period.

There is no performance test for the current BSRP award, because the AIP on which it is based is entirely performance related. However, from 2004, it is proposed that the minimum match will be reduced to two shares for every five held. Further matching share awards, up to three shares for every five held, will, however, be made if the real compound annual level of growth in aggregate underlying economic profit achieved by the Group over the three year deferral period hits certain target levels.

Long Term Incentive Plan
Under the current plan, Executive Directors receive a conditional award of shares with a face value of up to 80% of base salary. Vesting of the award is subject to the minimum requirement that underlying earnings per share must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years). The extent to which some, all or none of the award vests depends upon the Company’s total shareholder return relative to UK and international comparator companies.

From 2004, it is proposed that the maximum award will increase to 120% of base salary but with no re-tests. This increase will be offset by a reduction in the size of share option awards to a maximum of two times base salary in 2003.

Directors’ share options
The table below details options over ordinary shares of 12.5p each granted to or exercised by the Executive Directors. Non-Executive Directors do not have share options. No options lapsed during the year and no payment was made on the granting of any of these options.

Name of Director			Exercise	Exercisable
and Scheme	Granted	Exercised	Price £	From	To

David Kappler
Share Option Plan 1994	350,000	–	3.515	10 May 2006	9 May 2013
SAYE scheme 1982	–	2,932	2.352	1 Feb 2003	31 July 2003

Bob Stack
Share Option Plan 1994	350,000	–	3.515	10 May 2006	9 May 2013
US and Canada Employee Stock Purchase Plan 1994	–	2,276	$5.555	21 Apr 2003	2 May 2003
US and Canada Employee Stock Purchase Plan 1994	2,140	–	$4.665	18 Apr 2005	29 Apr 2005
Share Option Scheme 1984	–	49,976	2.2138	1 Oct 1996	30 Sep 2003

Todd Stitzer
Share Option Plan 1994	500,000	–	3.515	10 May 2006	9 May 2013

John Sunderland
Share Option Plan 1994	500,000	–	3.515	10 May 2006	9 May 2013
SAYE scheme 1982	–	2,932	2.352	1 Feb 2003	31 July 2003

CEC members (a)	1,971,757	90,732	Various	28 Sep 1998	9 May 2013

(a)	Aggregate number of share options held by the CEC who are not also Executive Directors. Exercise price shown is the weighted average exercise price. Dates shown are the earliest and latest date respectively for any option.

2003 Annual Review Cadbury Schweppes	37

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Summary report on directors’ remuneration – continued

Executive Directors – Outside Appointments	Directors’ shareholdings
The Company recognises the benefits, both to the individual and to the Company, of involvement by Executive Directors of the Company as non-executive directors in companies outside the Cadbury Schweppes group. Subject to certain conditions, and unless otherwise determined by the Board, each Executive Director is permitted to accept only one appointment as a non-executive director in another company. The Executive Director is permitted to retain any fees paid for such service.

All the Directors hold ordinary shares of 12.5p each in the Company and all the Directors have increased their holdings during the year. Full details of these holdings are given in the Report & Accounts and Form 20-F 2003.

Approved by the Board on 15 March 2004

Rick Braddock, Chairman of the Remuneration Committee

Non-Executive Directors
The Non-Executive Directors do not have service contracts with the Company. The Company appoints Non-Executive Directors for an initial period of three years. Unless otherwise determined by the Board, the maximum term is nine years. Fees for Non-Executive Directors are determined by the Board as a whole in the absence of the Director concerned and within the limits set by the Articles of Association. All Non-Executive Directors have chosen to utilise a percentage of their fees (between 50% and 60%) to purchase shares in the Company, which are bought within five business days of each relevant payment. Each Non-Executive Director has undertaken to hold such shares during the term of his or her appointment.

38	2003 Annual Review Cadbury Schweppes

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Information for our shareowners
Registrar
Registered Office and Group Headquarters 25 Berkeley Square London W1J 6HB UK Registered in England and Wales No. 52457 Group Secretary Mike Clark

The Company’s share register is maintained by Computershare Investor Services PLC. Computershare provides a world-wide service to shareowners and can be contacted as follows:

By e-mail globally: web.queries@computershare.co.uk

For the UK and Europe:
The Registrar to Cadbury Schweppes plc,
Computershare Investor Services PLC, PO Box 82,
The Pavilions, Bridgwater Road, Bristol, BS99 7NH, UK
Telephone: 0870 873 5803 / (44) 870 873 5803
Fax to 0870 703 6103 / (44) 870 703 6103.

Financial Calendar
	Final Dividend	Interim Dividend
	for 2003	for 2004

Ordinary shares
Announcement of results	18 February 2004	21 July 2004
Ex-dividend date	28 April 2004	15 September 2004	For the Americas*: The Registrar to Cadbury Schweppes plc, Computershare Investor Services LLC, 2 N. LaSalle Street, Chicago, Illinois 60602, USA Telephone: 1 888 728 8741 8.00 a.m. to 5.00 p.m. CST
Record date	30 April 2004	17 September 2004
Dividend payment	28 May 2004	15 October 2004

The Annual General Meeting of the Company is on 21 May 2004.
For Asia Pacific*:
Dividends

The Registrar to Cadbury Schweppes plc,
Computershare Investor Services Pty Limited, Yarra Falls,
452 Johnston Street, Abbotsford, Vic. 3067, Australia
Telephone: 1 800 039-659 or from outside Australia: 00 613 9649 5488

*Correspondence sent to these addresses will be forwarded

The interim dividend for 2003 of 3.65 pence per ordinary share was paid on 17 October 2003. The final dividend for 2003 of 8.35 pence per ordinary share was recommended by the Directors on 18 February 2004 and, subject to approval at the Annual General Meeting, will be paid on 28 May 2004 to ordinary shareowners on the register at the close of business on 30 April 2004.
to the UK for processing.
The final dividend will be paid to ADR holders on 7 June 2004.
The Registrar should be notified in writing of changes to name or address details,
Dividends are paid in May and October. The dividends for holders of ADRs are normally paid by the Depositary one week after the dividend is paid to ordinary shareowners.			loss of a share certificate or dividend warrant or a change to or notification of a dividend mandate.

Shareowners with more than one account, arising from inconsistencies in name or address details, may avoid receipt of duplicate mailings by asking the Registrar to amalgamate their holdings.

Information about the Registrar, and up-to-date information about current holdings, is available at www.computershare.co.uk.

Dividends Payable in Foreign Currencies
The Registrar is now able to pay dividends in 36 foreign currencies. This process is called “TAPS” and there is a cost of £2.50 deducted from each dividend payment to cover the costs involved. Please contact the Registrar to request further information or visit our website at www.cadburyschweppes.com.
Electronic Shareowner Communications
Dividend Payments Directly into Bank/Building Society Accounts			The Company offers the opportunity to receive shareowner documents, such as Notices of Meetings, Forms of Proxy, the Annual Review and Summary Financial Statement, and/or Report & Accounts and Form 20-F in electronic form via the Internet, rather than in paper form through the post. Shareowners who choose this option will receive a notification by e-mail each time we publish such a document on our website.
Dividends for shareowners are paid through “BACS” and can be paid directly into a UK bank or building society account with the tax voucher sent direct to the shareowner’s registered address. Dividends in foreign currencies have to be paid directly into a bank or building society account. Please contact the Registrar for a dividend mandate form.

Dividend Reinvestment Plan			There are a number of advantages in opting to receive shareowner information in this format, including: speedier delivery of documents; documents can be read and downloaded at shareowners convenience; confirmation of transmission of proxy forms; improved security procedures for verifying proxy forms; potential cost savings for the Company; and saving of environmental resources.
A Dividend Reinvestment Plan (DRIP) is in operation. The DRIP enables shareowners to apply the whole of their cash dividends to buy additional ordinary shares in the Company in the market at competitive dealing rates. Full details of the DRIP can be obtained from the Registrar or from our website at www.cadburyschweppes.com.
Go on-line to www.computershare.com/uk/cad/EComms to register. The shareowner’s reference number, which begins with one alphabetical character followed by 10 numerical digits, and postcode will be required as proof of identity.
Completed Application Forms for the DRIP, to apply to the final dividend 2003, must be returned to the Registrar by 7 May 2004.

2003 Annual Review Cadbury Schweppes	39

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Information for our shareowners – continued

Low Cost Share Dealing Service
Hoare Govett Limited operates a Low Cost Share Dealing Service in the ordinary shares of the Company, which enables individual investors to buy or sell certificated shareholdings in a simple, economic manner. The basic commission is 1% of the value of the transaction with a minimum charge of £12. This is a postal service. Transactions are executed and settled by Pershing Securities Limited. Settlement is in sterling only. The service is subject to the detailed terms and conditions set out in the Hoare Govett leaflet, which can be obtained by telephoning 020 7678 8300 or by writing to:
Hoare Govett Limited
250 Bishopsgate, London, EC2M 4AA, UK

ShareGift
Shareowners with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from the Registrar. Further information about ShareGift is available at www.sharegift.org or by writing to:
ShareGift, The Orr Mackintosh Foundation,
24 Grosvenor Gardens, London, SW1W 0DH, UK
Telephone: 020 7337 0501

American Depositary Receipts
Cadbury Schweppes ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares, or ADSs. ADSs are represented by American Depositary Receipts, or ADRs, under a sponsored ADR facility with JPMorgan Chase Bank as depositary. Each ADS represents four ordinary shares.

The ADR Depositary is JPMorgan Chase Bank and enquiries may be directed to:
JPMorgan Chase Bank, ADR Service Center,
PO Box 43013, Providence, RI 02940-3013, USA
Telephone: (781) 575 4328
www.adr.com

Global Invest Direct
Global Invest Direct (GID) is a program established by JPMorgan Chase Bank to provide a convenient and economical way for investors to increase their ADR investment in the Company.

Further information about GID may be obtained from JPMorgan Chase Bank:
Freephone: #1 800 428 4237 (US only) or at the address
above. For calls from outside the US dial 1 781 575 2680.

Form 20-F
A Form 20-F has been filed with the Securities and Exchange Commission (SEC) in Washington DC. The Form 20-F is available for public inspection and a copy is available to view on the Company’s web-site, www.cadburyschweppes.com. If you wish to receive a hard copy, please contact JPMorgan Chase Bank at the ADR Service Center address above.

Forward Looking Statements
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements.

Comparative Statements
In this Annual Review and Summary Financial Statement, the Company makes certain statements with respect to its market position, or its products or brands market position, in comparison to third parties. These statements are based on independent sources, such as Euromonitor. These statements are accurate to the best knowledge and belief of the Company.

40	2003 Annual Review Cadbury Schweppes

© Cadbury Schweppes plc 2004
The Company’s commitment to environmental issues has been reflected in the production and dispatch of this Annual Review and Summary Financial Statement. The paper used throughout this document is produced from Totally Chlorine Free pulps. The wood for these is sourced from fully sustainable forests in Finland, Sweden, Portugal, Spain and Brazil. The paper is acid-free, biodegradable and recyclable. Additionally, the manufacturing mill is accredited with the ISO 9002 Quality Assurance certification, the ISO 14001 Environmental Management certification, and with the EU Management and Audit System. The inks are all soya based. The polywrap in which this document has been dispatched to shareowners is totally degradable.

Clipping on page 8 reproduced with permission from the Financial Times.

“Sunkist” is a registered trade mark of Sunkist Growers, Inc.

Photography: Directors and CEC members – Marcus Lyon. People on pages 12 to 17 – Justin Leighton.
Designed and produced by Addison Corporate Marketing. Printed in England at St Ives Westerham Press.

Cadbury Schweppes

Snapple
diet
7UP
Cadbury
DAIRY MILK
HALLS
working together
to create brands
people love
Trident
White
Dr Pepper
maynards
wine gums
SANS SUCRE
HOLLYWOOD
TONIC

find out more at:
www.cadburyschweppes.com